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                             October 28, 2022

       He Yu
       Chairman and Chief Executive Officer
       Kuke Music Holding Ltd
       Building 96, 4 San Jian Fang South Block
       Chaoyang District
       Beijing, 100024
       The People   s Republic of China

                                                        Re: Kuke Music Holding
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed September 29,
2022
                                                            File No. 333-267655

       Dear He Yu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed September 29, 2022

       Cover Page

   1. We note your disclosure that "Kuke Music Holding Limited, our ultimate Cayman Islands holding company, does
not have any substantive operations" and that you "carry out our value-added
telecommunications business, internet audio-video program services and certain other
businesses in China through our subsidiaries, the variable interest entities
                                                        (the    VIEs   ), and
their subsidiaries." Please also disclose prominently on the prospectus cover page that you are
not a Chinese operating company. If true, disclose that the VIE
                                                        "contractual
arrangements have not been properly tested in a court of law," as you disclose on page 4. Here and on
page 1, revise your disclosure that "[t]he VIE structure is used to
 He Yu
FirstName
Kuke MusicLastNameHe
            Holding LtdYu
Comapany
October 28,NameKuke
            2022     Music Holding Ltd
October
Page 2 28, 2022 Page 2
FirstName LastName
         replicate foreign investment" to state that such structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies (emphasis added). Your disclosure should acknowledge that "PRC regulatory authorities could disallow our corporate structure at any time, which could result in a material change in our operations and the value of our securities could decline or become worthless," as you disclose on page 4.
2. We note your disclosure that "[t]he PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges." Please revise to also address how recent statements and regulatory actions by
China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Finally, wherever you discuss the Protocol in your prospectus, state that the PCAOB will be required to reassess its determinations by the end of 2022.
3. Please revise the cover page, prospectus summary and risk factors to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your ADSs.
4. We note that you exclude Hong Kong from your definition of "China" and the "PRC." In each instance in which you discuss the legal and operational risks associated with operating in China, please revise to clarify that such risks also apply to your operations in
         Hong Kong. In particular, on the cover page where you discuss the impact on you and the
         VIEs "to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges," please disclose how regulatory actions related to data security or anti-
         monopoly concerns in Hong Kong have or may have a similar impact on you and the
         VIEs. Additionally, in your risk factor disclosure discussing data security, please revise to explain whether there are laws/regulations in Hong Kong that result in oversight over data
         security, how this oversight impacts the company   s business and the
offering, and to
         what extent the company believes that it is compliant with the regulations or policies that have been issued.
5. We note your disclosure that "[a]s of the date of this prospectus, none of our subsidiaries has ever issued any dividends or made other distributions to us or their respective holding companies, nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors." Please revise to also state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the VIEs, and quantify the amounts where applicable, as you do in the first paragraph on page 5 (emphasis added). Provide cross-references here and in the first paragraph on page 5 to the condensed consolidating schedule and the consolidated financial statements on page 6 under the heading "Financial Information Related to the
         VIEs."
 He Yu
Kuke Music Holding Ltd
October 28, 2022
Page 3
6. We note your risk factor disclosure on page 17 that "[t]o the extent cash or assets in the business is in mainland China or Hong Kong or in an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or
         Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our or the VIEs ability to transfer cash and assets." Please revise to also include this statement on the cover page. In your summary risk factors under the heading "Risks Related to Our Corporate Structure"
         on page 12, please also summarize this risk factor entitled "We may rely on dividends . . .
         " and ensure you include such statement regarding such cash and/or assets in this summary risk factor. Where you include this statement on the cover page, provide a cross-
         reference to this risk factor, your discussion of this risk on page 4 under the heading "Cash
         Flows and Asset Transfers within Our Organization," and the summary risk fact that you add in connection with the previous sentence.
7. We also note your disclosure on page 4 that "[w]e do not have a written policy or procedure that specifically dictates how funds are transferred among us, our subsidiaries and the VIEs; however, we require that any loan be made and used on an ad-hoc basis and pursuant to a written loan agreement." Please also disclose this on your cover page where you discuss cash transfers.
8. We note your discussion of limitations on the transfer of cash. Please include a summary
FirstName LastNameHe Yu
       risk factor regarding this risk. On the cover page, revise the cross-reference to also
Comapany    NameKuke
       include          Musicrisk
                that summary   Holding
                                    factorLtd
                                           and the risk factor entitled "We may
rely on dividends . .
       . ."
October 28, 2022 Page 3
FirstName LastName
 He Yu
FirstName
Kuke MusicLastNameHe
            Holding LtdYu
Comapany
October 28,NameKuke
            2022     Music Holding Ltd
October
Page 4 28, 2022 Page 4
FirstName LastName
Prospectus Summary, page 1

9. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or
         VIEs are covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any other Chinese or Hong Kong governmental agency that is required to approve the VIE s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please make conforming revisions, as applicable, to your risk factors where you discuss that, as advised by your PRC counsel, you are not required to obtain permission from the CSRC and are "at risk of being deemed to be an operator of critical information infrastructure." To the extent you discuss risks associated with obtaining or not obtaining approvals, include risk factors regarding the same.
Our Corporate Structure and Contractual Arrangements with the VIEs, page 1

10. We note your disclosure that "uncertainties in the PRC legal system could limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements and doing so may be costly." Please also disclose the challenges the company may face enforcing these contractual agreements due to jurisdictional limits.
11. Please revise the corporate structure chart to identify the person(s) or entity(ies) that own the equity of Kuke Music Holding Limited. In this regard, please identify the equity percentage held by your public shareholders as a group, as well as any other entities/persons who hold equity in your holding company (e.g., Lebon Holding Limited,
         Musence Limited, He Yu and Lung Yu, each of whom you disclose in the "Share
         Ownership" section of your Annual Report on Form 20-F filed May 2,
2022). Please also
         explain what you mean by "significant subsidiaries" and revise the chart to include all subsidiaries of your holding company, to the extent not already included.
Our Contractual Arrangements, page 2

12. We note your disclosure that "[t]hese contractual arrangements enable us to (1) exercise significant influence over the VIEs, (2) receive substantially all of the economic benefits of the VIEs . . . ." Please revise to clarify in each instance in which you discuss
         "significant influence" or "economic benefits" that the holding company is receiving such influence and/or benefits as a result of the consolidation of the VIEs under the IFRS
         (including revising your sub-heading at the top of page 3 and the reference to economic benefits on page 17). Please also provide in each instance a clear description of the
 He Yu
FirstName
Kuke MusicLastNameHe
            Holding LtdYu
Comapany
October 28,NameKuke
            2022     Music Holding Ltd
October
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         conditions you have satisfied for consolidation of the VIE under the IFRS, and state that you are the primary beneficiary of the VIE for accounting purposes. Last, where you state on page 1 that "[o]ur contractual agreements may not be as effective as direct ownership in providing control over the VIEs (emphasis added)," remove the reference to control or alternatively revise to refrain from implying that such contractual arrangements are equivalent to ownership in the VIE.
Risks and Challenges, page 11

13. Please revise your summary of risk factors to include a summary of the risk factor that begins at the bottom of page 21 and to provide a cross-reference for each summary risk factor to the discussion of the risk that is included in your "Risk Factors" section beginning on page 15.
14. Please update your disclosure wherever you discuss the HFCAA to reflect that on August
         26, 2022, the PCAOB signed a Statement of Protocol with the China Securities
         Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered pubic accounting firms headquartered in
         China and Hong Kong, consistent with the HFCAA. Please also revise your disclosure here and on the cover page to disclose that the PCAOB will be required to reassess its determinations by the end of 2022, as you state on page 25.
Risk Factors
"If the PRC government finds that the agreements that establish the structure for operating our businesses in China . . . ", page 16

15. We note your disclosure that you "could be subject to severe penalties or be forced to relinquish our interests in those operations" in the event that "the PRC government finds that the "agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws and regulations or their interpretations change in the future." Please revise your risk factor to also discuss the resulting risk that the securities you are registering may decline in value or become worthless if such determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct substantially all of your operations.
Enforceability of Civil Liabilities, page 58

16. We note your disclosure that "all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all of their assets are located outside the United States." To the extent that one or more of your directors, officers or members of senior management are located in the PRC or Hong Kong (as your Annual
         Report on Form 20-F filed May 2, 2022 indicates), please revise to state that is the case and identify the relevant individuals. Additionally, please revise to also discuss the enforceability of civil liabilities in Hong Kong. Last, please revise to also include a
 He Yu
Kuke Music Holding Ltd
October 28, 2022
Page 6
       standalone risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.
Exhibit Index, page II-3

17.    Please delete as inappropriate the portion of paragraph 3.3 of exhibit
5.1 that states that
       "[t]his opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity or in respect of any other matter." With respect to exhibit 5.2, it appears that counsel's assumptions in (ii), (iii) and (iv) in the first paragraph of page 2 of the opinion are inappropriate because the exhibit 5.1 opinion does not appear to provide a basis for such assumptions; please advise or revise the opinion(s) accordingly.
18. Please update the consent of Ernst & Young to also refer to the incorporation by reference of the consolidated financial statements of Kuke Music Holding Limited, included in its
       Annual Report (Form 20-F) for the year ended December 31, 2020. In this regard, the consent only refers to the financial statements for the year ended December 21, 2021.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if
you have any questions.



                                                             Sincerely,
FirstName LastNameHe Yu
                                                             Division of
Corporation Finance
Comapany NameKuke Music Holding Ltd
                                                             Office of Trade &
Services
October 28, 2022 Page 6
cc:       Dan Ouyang
FirstName LastName